NEWS RELEASE  February 27, 2006

Trading Symbol: AMM -TSX, AAU - AMEX

www.almadenminerals.com

Surface Work Program Completed on the Tuligtic Cu-Au Project, Mexico,

Copper-Gold-Silver Mineralisation Identified

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has completed a program of geologic mapping, rock and soil sampling and induced polarization (“IP”) and magnetics geophysical surveys on the company’s wholly owned Tuligtic porphyry copper-gold and epithermal gold-silver project, Puebla State, Mexico. The property, was recognised during a helicopter reconnaissance program and an undivided 100% interest was acquired through staking.

The Tuligtic project covers an area of intensely altered rocks roughly 5 by 5 kilometers in size. Within this area a field program carried out by Almaden identified both a porphyry copper and an epithermal gold target. The copper porphyry target occurs within K-silicate altered intrusive rocks that intrude deformed limestone which is overlain by intensely altered volcanic rocks and geologically recent, post-mineralisation ash deposits. Calc-silicate altered limestone occurs in proximity to the intrusive contacts and is associated with skarn-type copper mineralization, identified as boulders. Multiple phases make up the intrusive body which has been altered and veined. Stockwork quartz pyrite veining dominates the alteration and is associated with minor copper mineralization. This alteration is observed to overprint earlier potassic alteration. An IP geophysical survey was carried out on eight lines, three kilometres in length, spaced 200 meters apart, and centred over the gullies which have cut through the unmineralised ash deposits and exposed the stockwork veined and copper-gold mineralised intrusive rocks. This survey indicated that the exposed mineralization represents a portion of a much larger intrusive hosted system characterised by an elevated chargeability response anomaly which is open in three directions and increasing in tenor with depth. Soil sampling has returned highly anomalous copper, molybdenum, silver and gold in soil samples over areas where the altered and mineralised intrusive rocks are exposed, and elevated chargeability responses have been recorded at surface. On one line, 78050 north, 7 samples, spaced at 50 meter intervals averaged  310 ppm copper over 350 meters, and included 3 samples taken over 150 meters that averaged 636 ppm copper. These samples were taken over the only area of exposure of the intrusive complex along the line, in an area of erosion beneath overlying ash deposits where high chargeability responses (greater than 30 mV/V) have been recorded at surface. To date 198 chip and grab rock samples have been taken from surface exposures over the entire property, including both the porphyry copper-gold and epithermal gold-silver target areas. Of these samples, 12 returned copper values greater than 0.1%, with a high of 0.8%, and averaging 0.3% copper.

The epithermal gold-silver target area, which is exposed roughly one kilometre to the south of the outcropping intrusive is characterised by also extensively clay altered and silicified volcanic rocks. The alteration is indicative of the upper parts of an epithermal system and includes replacement silicification and sinter, the precipitate or sediment that was deposited from a hot spring. Quartz-calcite veins with textural evidence of boiling have been identified outcropping in limestone roughly 100 meters beneath the exposed sinter. Initial sampling of these veins and from float boulders of breccia containing quartz vein fragments have returned anomalous values in gold and silver as high as 600 g/t Ag and 6.1 g/t Au. The sinter and the overlying altered volcanic rocks are highly anomalous in Hg, As and Sb.

Almaden’s management feels that the Tuligtic project has the potential for both a porphyry copper gold system and an epithermal gold silver vein system. Such mineralising environments are commonly closely associated with one another, particularly in the geologic environment identified on the Tuligtic project. Epithermal gold deposits that are spatially associated with copper porphyry mineralization including the world class Porgera and Lihir deposits, both located in Papua New Guinea and the FSE-Lepanto-Victoria porphyry copper-gold and epithermal vein system in the Philippines. Maps and sections of the illustrating the results of the geological mapping, rock and soil sampling and geophysical survey results will be posted to Almaden’s website.

Morgan Poliquin, M.Sc., P.Eng., a director of the company, is the qualified person reviewing the technical information in this news release and supervising Almaden’s exploration programs in Mexico, under the meaning of National Instrument 43-101. Samples were analysed at ALS Chemex laboratories in Vancouver, B.C., using fire assay, atomic absorption, and ICP-MS methodologies.

Almaden currently has 13 active joint ventures, including 9 in which other companies are carrying all costs and making significant exploration expenditures to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them. Almaden is seeking a partner with the suitable business and geological resources to explore to advance the Tuligtic property and assess its potential through drilling.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.